FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: September 23, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	Press Release dated September 23, 2008

EXHIBIT 1

Banro Corporation

PRESS RELEASE

BANRO ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION

Toronto, Canada – September 23, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA”; TSX - “BAA”) is pleased to announce that RBC Capital Markets, on behalf of itself, CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd. (collectively the “Underwriters”), has given notice to the Company that the Underwriters wish to exercise their over-allotment option to acquire 1,000,000 additional common shares of the Company at a price of U.S.$1.60 per common share and 500,000 additional warrants of the Company at a price of U.S.$0.30 per warrant, for gross proceeds to the Company of U.S.$1,750,000. Each warrant will allow the holder to purchase a Banro common share for U.S.$2.20 per share until September 17, 2011. The over-allotment option was granted to the Underwriters by the Company to cover over-allotments under the terms of the Company’s public financing completed on September 17, 2008 and the exercise of the option will bring the total gross proceeds raised from the offering to U.S.$21,000,000. The common shares and warrants are listed for trading on the AMEX and the TSX.

The sale of the over-allotment units is scheduled to close on or about September 26, 2008.

The Company intends to use the net proceeds of the financing to fund the development of the Twangiza, Namoya and Lugushwa properties and for general and administrative expenses of the Company.

A copy of the final prospectus filed in connection with the offering may be obtained in Canada from RBC Capital Markets Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066), or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, NY 10281-8098.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Forward Looking Statements: Statements in this press release announcing the anticipated use of proceeds from the financing are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to satisfy regulatory and legal requirements with respect to the proposed over-allotment closing; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company’s prospectus and registration statement prepared in connection with the offering, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in its annual information form dated March 28, 2008 and filed on SEDAR. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

_______________________________

For further information, please contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.